UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2022

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	Note	2022	2021	2022	2021
Revenue	5	177,958	146,151	344,144	286,203
Cost of goods sold		(149,814)	(107,544)	(300,152)	(205,662)
Gross profit		28,144	38,607	43,992	80,541
Research and development expenses		(5,718)	(3,952)	(9,982)	(7,044)
Selling, general and administrative expenses		(97,060)	(83,132)	(201,133)	(149,939)
Other operating income and (expenses), net		205	373	537	(177)
Operating loss		(74,429)	(48,104)	(166,586)	(76,619)
Finance income and (expenses), net	7	(593)	(10,696)	2,984	(12,616)
Loss before tax		(75,022)	(58,800)	(163,602)	(89,235)
Income tax benefit/(expense)	8	3,032	(264)	4,153	(2,212)
Loss for the period attributable to shareholders of the parent		(71,990)	(59,064)	(159,449)	(91,447)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	23	(0.12)	(0.11)	(0.27)	(0.18)
Weighted average common shares outstanding:
Basic and diluted	23	591,945,667	530,773,072	591,861,800	505,675,939

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period	(71,990)	(59,064)	(159,449)	(91,447)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	(60,212)	(13,717)	(83,166)	(24,068)
Total other comprehensive loss for the period	(60,212)	(13,717)	(83,166)	(24,068)
Total comprehensive loss for the period	(132,202)	(72,781)	(242,615)	(115,515)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	June 30, 2022	December 31, 2021
		(Unaudited)
ASSETS
Non-current assets
Intangible assets	9	129,644	145,925
Property, plant and equipment	10	598,814	509,648
Right-of-use assets	11	159,908	158,448
Other non-current receivables		7,851	5,534
Deferred tax assets	8	3,293	2,293
Total non-current assets		899,510	821,848
Current assets
Inventories	13	104,439	95,661
Trade receivables	14	109,518	105,519
Current tax assets		306	435
Other current receivables		28,968	32,229
Prepaid expenses		25,152	27,711
Short-term investments	15	92,898	249,937
Cash and cash equivalents	16	182,201	295,572
Total current assets		543,482	807,064
TOTAL ASSETS		1,442,992	1,628,912
EQUITY AND LIABILITIES
Equity	17
Share capital		105	105
Treasury shares		0	—
Other contributed capital		1,628,103	1,628,103
Foreign currency translation reserve		(157,652)	(74,486)
Accumulated deficit		(448,650)	(308,423)
Total equity attributable to shareholders of the parent		1,021,906	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	11	125,101	126,516
Deferred tax liabilities	8	2,984	2,677
Provisions	19	12,740	11,033
Total non-current liabilities		140,825	140,226
Current liabilities
Lease liabilities	11	20,049	16,703
Liabilities to credit institutions	18	4,519	5,987
Trade payables		97,155	93,043
Current tax liabilities		1,585	567
Other current liabilities		12,941	9,614
Accrued expenses	21	144,012	117,473
Total current liabilities		280,261	243,387
Total liabilities		421,086	383,613
TOTAL EQUITY AND LIABILITIES		1,442,992	1,628,912

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2021	6, 17	105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the period		—	—	—	—	(87,459)	(87,459)
Other comprehensive loss		—	—	—	(22,954)	—	(22,954)
Total comprehensive loss for the period		—	—	—	(22,954)	(87,459)	(110,413)
Share-based payments		—	—	—	—	10,037	10,037
Balance at March 31, 2022		105	—	1,628,103	(97,440)	(385,845)	1,144,923
Loss for the period		—	—	—	—	(71,990)	(71,990)
Other comprehensive loss		—	—	—	(60,212)	—	(60,212)
Total comprehensive loss for the period		—	—	—	(60,212)	(71,990)	(132,202)
Issue of shares		0	(0)	—	—	—	0
Share-based payments		—	—	—	—	9,185	9,185
Balance at June 30, 2022		105	(0)	1,628,103	(157,652)	(448,650)	1,021,906

4

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2020	6, 17	21	—	448,251	(2,525)	(119,661)	326,086
Loss for the period		—	—	—	—	(32,383)	(32,383)
Other comprehensive loss		—	—	—	(10,351)	—	(10,351)
Total comprehensive loss for the period		—	—	—	(10,351)	(32,383)	(42,734)
Bonus issue		63	—	(63)	—	—	—
Balance at March 31, 2021		84	—	448,188	(12,876)	(152,044)	283,352
Loss for the period		—	—	—	—	(59,064)	(59,064)
Other comprehensive loss		—	—	—	(13,717)	—	(13,717)
Total comprehensive loss for the period		—	—	—	(13,717)	(59,064)	(72,781)
Bonus issue		1	—	(1)	—	—	—
Issue of shares		12	—	1,099,684	—	—	1,099,696
Transaction costs		—	—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	—	104,107	—	—	104,108
Exercise of warrants		7	—	38,496	—	—	38,503
Share-based payments		—	—	—	—	4,466	4,466
Balance at June 30, 2021		105	—	1,628,103	(26,593)	(206,642)	1,394,973

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Interim condensed consolidated statement of cash flows

(Unaudited)		For the six months ended June 30,
(in thousands of U.S. dollars)	Note	2022	2021
Operating activities
Net loss		(159,449)	(91,447)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	22,607	8,464
—Share-based payments expense	6	19,222	4,466
—Finance (income) and expenses, net	7	(2,984)	12,616
—Income tax (benefit)/expense	8	(4,153)	2,212
—Gain on disposal of property, plant and equipment	10	(682)	—
—Other		(227)	(83)
Interest received		1,346	286
Interest paid		(6,076)	(5,110)
Income tax paid		(1,042)	(882)
Changes in working capital:
—Increase in inventories		(15,143)	(18,576)
—Increase in trade receivables, other current receivables, prepaid expenses		(10,224)	(42,385)
—Increase in trade payables, other current liabilities, accrued expenses		29,529	57,913
Net cash flows used in operating activities		(127,276)	(72,526)
Investing activities
Purchase of intangible assets	9	(2,558)	(6,560)
Purchase of property, plant and equipment	10	(111,264)	(134,379)
Proceeds from financial instruments		—	5,720
Purchase of short-term investments		—	(329,375)
Proceeds from short-term investments	15	148,269	—
Net cash flows from/(used in) investing activities		34,447	(464,594)
Financing activities
Proceeds from issue of shares, net of transaction costs	17	0	1,037,325
Proceeds from exercise of warrants		—	38,503
Repayment of shareholder loans	20	—	(10,941)
Proceeds from liabilities to credit institutions	18	—	118,005
Repayment of liabilities to credit institutions	18	(1,032)	(211,837)
Repayment of lease liabilities	11	(5,846)	(5,290)
Payment of loan transaction costs		—	(4,900)
Net cash flows from/(used in) financing activities		(6,878)	960,865
Net (decrease)/increase in cash and cash equivalents		(99,707)	423,745
Cash and cash equivalents at the beginning of the period		295,572	105,364
Exchange rate differences in cash and cash equivalents		(13,664)	(4,871)
Cash and cash equivalents at the end of the period		182,201	524,238

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three and six months ended June 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Interpretations Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced any pronounced seasonality, but such fluctuations may have been masked by the Group’s rapid growth and impacted by COVID-19 consumption dynamics. As the Group continues to grow, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Note 5. Segment information

5.1 Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in Europe, the Middle East, Africa and Australia (“EMEA”), the Americas and Asia; thus, three geographical areas are considered to be the Group’s three reportable segments.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.2 Revenue and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before income tax	—	—	—	—	—	(75,022)

Three months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(7,065)	—	(7,065)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)
Finance income and (expenses), net	—	—	—	—	—	(10,696)
Depreciation and amortization	—	—	—	—	—	(4,642)
Loss before income tax	—	—	—	—	—	(58,800)

Six months ended June 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before income tax	—	—	—	—	—	(163,602)

Six months ended June 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)
Finance income and (expenses), net	—	—	—	—	—	(12,616)
Depreciation and amortization	—	—	—	—	—	(8,464)
Loss before income tax	—	—	—	—	—	(89,235)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from EMEA to Asia.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
US	51,366	40,857	97,992	73,971
China	37,557	21,412	62,065	44,185
UK	29,630	29,022	61,051	57,558
Germany	19,799	17,059	40,970	34,282
Sweden	12,019	13,720	25,440	28,833
The Netherlands	6,259	5,613	13,233	11,642
Finland	5,549	6,321	12,062	13,417
Other	15,779	12,147	31,331	22,315
Total	177,958	146,151	344,144	286,203

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended June 30, 2022	EMEA	Americas	Asia	Total
Retail	67,471	28,649	4,996	101,116
Foodservice	14,832	21,930	25,460	62,222
Other	182	1,196	13,242	14,620
Total	82,485	51,775	43,698	177,958

Three months ended June 30, 2021	EMEA	Americas	Asia	Total
Retail	66,265	22,218	1,422	89,905
Foodservice	10,866	17,786	19,876	48,528
Other	1,395	1,342	4,981	7,718
Total	78,526	41,346	26,279	146,151

Six months ended June 30, 2022	EMEA	Americas	Asia	Total
Retail	143,544	54,035	8,036	205,615
Foodservice	29,045	42,228	47,095	118,368
Other	379	2,529	17,253	20,161
Total	172,968	98,792	72,384	344,144

Six months ended June 30, 2021	EMEA	Americas	Asia	Total
Retail	136,910	41,835	3,171	181,916
Foodservice	20,402	30,559	39,871	90,832
Other	2,861	2,480	8,114	13,455
Total	160,173	74,874	51,156	286,203

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 13% in the six months ended June 30, 2022 and 2021 were derived from a single external customer in the foodservice channel. The revenues were attributed to the Americas and Asia segments.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants.

During the three months ended June 30, 2022, the Company, as part of the Q2 2022 grant and under the 2021 Plan, granted 5,685,263 RSUs, of which 841,514 RSUs were granted to members of key management. Key management is comprised of 14 members of management, including our Executive Officers (CEO and CFO), and the Board of Directors. 386,618 RSUs vested during the period related to the May 2021 grant, of which 32,940 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Grant date fair value ($)
As of December 31, 2021	1,701,007
Granted during the period	5,685,263	3.56
Forfeited during the period	(146,754)
Vested during the period	(386,618)
As of June 30, 2022	6,852,898

During the three months ended June 30, 2022, the Company granted 9,035,688 stock options of which 7,113,813 were granted to members of key management. 2,289,180 stock options vested during the period, of which 1,901,961 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2021	6,958,312	16.86
Granted during the period	9,035,688	3.56
Forfeited during the period	(213,236)	10.47
As of June 30, 2022	15,780,764	9.42
Vested as of June 30, 2022	2,289,180

The fair value at grant date of the stock options granted during the financial year 2022 was USD 1.49 for grants made during the three months ended June 30, 2022. The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense was $9.2 million for the three months ended June 30, 2022 (2021: $4.5 million) and $19.2 million for the six months ended June 30, 2022 (2021: $4.5 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance income and expenses

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest income	678	215	1,346	320
Net foreign exchange gain/(loss)	3,341	(6,914)	10,287	(3,622)
Interest expenses—loan from credit institutions	(1,187)	(3,958)	(2,414)	(6,024)
Interest expenses—lease liabilities	(2,072)	(956)	(4,121)	(1,673)
Interest expenses—shareholder loans	—	(2,818)	—	(5,256)
Fair value changes—derivatives	(561)	1,726	55	(65)
Fair value changes—short-term investments	(654)	(31)	(1,908)	(31)
Other financial expenses	(138)	(136)	(261)	(186)
Borrowing costs capitalized	—	2,176	—	3,921
Total finance income and (expenses), net	(593)	(10,696)	2,984	(12,616)

Note 8. Income tax

Total tax benefit for the three and six months ended June 30, 2022 was $3.0 million and $4.2 million, respectively. Total tax expense for the three and six months ended June 30, 2021 was $0.3 million and $2.2 million, respectively. The effective tax rate for the three and six months ended June 30, 2022 was (4.0%) and (2.5%), respectively. The effective tax rate for the three and six months ended June 30, 2021 was 0.4% and 2.5%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at June 30, 2022 and December 31, 2021 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Additions	—	143	781	1,389	2,313
Exchange differences	(15,219)	(1,307)	(575)	(431)	(17,532)
At June 30, 2022	115,145	10,003	4,726	4,033	133,907
Accumulated amortization
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(1,064)	(472)	—	(1,536)
Exchange differences	—	281	193	—	474
At June 30, 2022	—	(2,589)	(1,674)	—	(4,263)
Cost, net accumulated amortization
At December 31, 2021	130,364	9,361	3,125	3,075	145,925
At June 30, 2022	115,145	7,414	3,052	4,033	129,644

Amortization expense for the three months ended June 30, 2022 was $0.8 million (2021: $0.5 million). Amortization expense for the six months ended June 30, 2022 was $1.5 million (2021: $0.8 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at June 30, 2022 and December 31, 2021 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2021	117,423	199,005	230,891	547,319
Additions	997	491	134,301	135,789
Sold	—	—	(2,086)	(2,086)
Reclassifications	19,818	41,999	(61,817)	—
Exchange differences	(4,937)	(9,489)	(17,988)	(32,414)
At June 30, 2022	133,301	232,006	283,301	648,608
Accumulated depreciation
At December 31, 2021	(7,890)	(29,781)	—	(37,671)
Depreciation charge	(2,715)	(12,143)	—	(14,858)
Exchange differences	784	1,951	—	2,735
At June 30, 2022	(9,821)	(39,973)	—	(49,794)
Cost, net accumulated depreciation
At December 31, 2021	109,533	169,224	230,891	509,648
At June 30, 2022	123,480	192,033	283,301	598,814

The increase in construction in progress during the six months ended June 30, 2022 is mainly related to investment in new and existing production facilities.

Reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to the first part of the Ma’anshan, China production facility which was completed at the end of the first quarter 2022.

Depreciation expense for the three months ended June 30, 2022 was $7.7 million (2021: $2.3 million). Depreciation expense for the six months ended June 30, 2022 was $14.9 million (2021: $4.0 million).

Note 11. Leases

One lease agreement regarding an additional building at the Ogden production facility was entered into during the six months ended June 30, 2022. The lease term, including extension options, is 40 years. The Group has assessed it as reasonably certain that all extension periods will be utilized. The addition to the right-of-use asset amounts to $8.9 million.

One lease agreement regarding a production line in Ma'anshan was entered into during the six months ended June 30, 2022. The lease term is six years. The addition to the right-of-use-asset amounts to $3.8 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2021	138,803	39,277	178,080
Increases	12,557	5,226	17,783
Decreases	(242)	(1,672)	(1,914)
Exchange differences	(7,494)	(2,391)	(9,885)
At June 30, 2022	143,624	40,440	184,064
Accumulated depreciation
At December 31, 2021	(11,030)	(8,602)	(19,632)
Depreciation charge	(5,161)	(2,780)	(7,941)
Decreases	242	1,630	1,872
Exchange differences	661	884	1,545
At June 30, 2022	(15,288)	(8,868)	(24,156)
Cost, net accumulated depreciation
At December 31, 2021	127,773	30,675	158,448
At June 30, 2022	128,336	31,572	159,908

The increase for the six months ended June 30, 2022 mainly relates to the lease agreements described above.

Below is the maturity analysis of lease liabilities:

Lease liabilities	June 30, 2022
Maturity Analysis
Less than 3 months	5,136
Between 3 months and 1 year	15,408
Between 1 and 2 years	15,150
Between 2 and 5 years	42,208
After 5 years	207,609
Total lease commitments	285,511
Impact of discounting remaining lease payments	(140,361)
Total lease liabilities at June 30, 2022	145,150
Lease liabilities included in the condensed consolidated statement of financial position at June 30, 2022
Non-current	125,101
Current	20,049
Total	145,150

The Group has the following lease agreements, which had not commenced as of June 30, 2022, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma'anshan, China, under which the Group's obligations collectively amount to $3.8 million for a term of six years. The lease has a commencement date of January 1, 2023.
•
One lease agreement regarding R&D premises in Lund, Sweden, under which the Group's obligations amount to $12.2 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•
for short-term investments, quoted market prices or dealer quotes for similar instruments,
•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at June 30, 2022	Level 1	Level 2	Level 3
Financial asset
Short-term investments	—	92,898	—
Derivatives (part of other current assets)	—	39	—
Total financial assets	—	92,937	—

Recurring fair value measurements at December 31, 2021	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

There were no transfers between the levels during the six months ended June 30, 2022 and 2021.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Note 13. Inventories

	June 30, 2022	December 31, 2021
Raw materials and consumables	21,314	17,296
Finished goods	83,125	78,365
Total	104,439	95,661

Inventories recognized as an expense for the three months ended June 30, 2022 amounted to $143.5 million (2021: $101.2 million). Inventories recognized as an expense for the six months ended June 30, 2022 amounted to $285.4 million (2021: $195.0 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended June 30, 2022 amounted to $2.7 million (2021: $0.5 million). Write-downs of inventories to net realizable value for the six months ended June 30, 2022 amounted to $4.7 million (2021: $1.0 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 14. Trade receivables

	June 30, 2022	December 31, 2021
Trade receivables	110,384	106,402
Less: allowance for expected credit losses	(866)	(883)
Trade receivables—net	109,518	105,519

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	June 30, 2022	December 31, 2021
EUR	28,919	32,394
CNY	26,860	20,871
USD	24,251	24,877
GBP	20,614	18,541
SEK	3,324	3,979
Other	5,550	4,857
Total	109,518	105,519

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 15. Short-term investments

	June 30, 2022	December 31, 2021
Funds	92,898	243,718
Bonds and certificates	—	6,219
Total	92,898	249,937

Some of the cash received in the IPO which occurred in 2021 was invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The change in fair value recorded in the profit and loss for the three months ended June 30, 2022 was a loss of $0.6 million (2021: $31 thousand). The change in fair value recorded in the profit and loss for the six months ended June 30, 2022 was a loss of $1.9 million (2021: $31 thousand). The fair value changes were recognized as an expense and included in Finance income and (expenses), net.

Note 16. Cash and cash equivalents

	June 30, 2022	December 31, 2021
Cash and cash equivalents
Short-term deposits	29,036	180,458
Cash at bank and on hand	153,165	115,114
Total	182,201	295,572

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 17. Share capital and other contributed capital

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants. As of June 30, 2022 and December 31, 2021, there were 68,847 thousand and 69,497 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2022, 650 thousand ordinary shares were allotted and issued, and 387 thousand of these were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 grant. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of June 30, 2022 and December 31, 2021, 592,427 thousand and 591,777 thousand ordinary shares, respectively, were registered and the par value per share was SEK 0.0015, whereof the Company had 263 thousand treasury shares as of June 30, 2022. The Company had no treasury shares as of December 31, 2021.

Note 18. Liabilities to credit institutions

	June 30, 2022	December 31, 2021
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	4,519	5,987
Total	4,519	5,987

During April 2021, the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 351.4 million) with an accordion option of another SEK 850 million (equivalent of USD 83.0 million), subject to the fulfillment of certain conditions and at the lenders’ discretion. On June 23, 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion of SEK 850 million (equivalent of USD 83.0 million) under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed by the Company on June 16, 2022.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

At June 30, 2022, the Group has not utilized any loan amounts under the SRCF agreement. The Liabilities to credit institutions balance at June 30, 2022 is related to outstanding amounts on the European Investment Fund Facility (the “EIF Facility”) which was entered into in October 2019.

Note 19. Provisions

At December 31, 2021	11,033
Additions: included in the acquisition value of right-of-use assets	1,855
Charged to the consolidated statement of operations:
—Unwinding of discount effect	116
Charged to other comprehensive income/(loss):
—Exchange differences	(264)
At June 30, 2022	12,740

The provision relates to restoration costs for leased production facilities.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 20. Shareholder loan

During the six months ended June 30, 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

Note 21. Accrued expenses

	June 30, 2022	December 31, 2021
Accrued production expenses	40,352	30,904
Accrued personnel expenses	27,863	31,487
Accrued variable consideration	20,155	12,314
Accrued logistics costs	18,731	13,190
Accrued marketing and sales expenses	10,218	7,678
Other accrued expenses	26,693	21,900
Total	144,012	117,473

Note 22. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

For the three and six months ended June 30, 2022, Oatly paid $0.2 million and $0.3 million, respectively, pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors is a 57% owner.

Note 23. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Weighted average number of shares outstanding (thousands)	591,946	530,773	591,862	505,676

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss for the period attributable to the shareholders of the parent	(71,990)	(59,064)	(159,449)	(91,447)
Weighted average number of shares outstanding (thousands)	591,946	530,773	591,862	505,676
Basic and diluted loss per share, US $	(0.12)	(0.11)	(0.27)	(0.18)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2022	2021	2022	2021
Restricted stock units	6,853	1,257	6,853	1,257
Stock options	15,781	6,868	15,781	6,868

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 24. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. While the Group’s annual purchase volumes have historically exceeded the minimum purchase commitments, the Group had volume shortfalls during the year ended December 31, 2021, during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material for the financial year 2021. In 2022, the Group has consolidated the use of co-packers in EMEA increasing the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing in EMEA, and volume adjustment related to a co-packer arrangement in Asia, resulted in total shortfall expenses of $5.9 million for the six months ended June 30, 2022.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11.

The Group is committed to two purchase agreements regarding production equipment in Peterborough, UK under which the Group’s obligations amount to $63.2 million.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360- AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. The Company disputes each and every claim and intends to defend these matters vigorously.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2021 Annual Report and the following:

•
general economic conditions, including high inflationary cost pressure, including on costs of labor, freight and shipping and energy availability and costs (including fuel surcharges);
•
our history of losses and inability to achieve or sustain profitability;
•
the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy;
•
reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards;
•
failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;
•
damage or disruption to our production facilities;
•
harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products;
•
food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions;
•
our ability to successfully compete in our highly competitive markets;
•
changing consumer preferences and our ability to adapt to new or changing preferences;
•
the consolidation of customers or the loss of a significant customer;
•
reduction in the sales of our oatmilk varieties;
•
failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility;
•
litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits;
•
changes to international trade policies, treaties and tariffs and the ongoing war in Ukraine;
•
changes in our tax rates or exposure to additional tax liabilities or assessments;
•
failure to expand our manufacturing and production capacity as we grow our business;
•
supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs;
•
the impact of rising commodity prices, transportation and labor costs on our cost of goods sold;
•
failure by our logistics providers to deliver our products on time, or at all;
•
our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations;
•
failure to develop and maintain our brand;

•
our ability to introduce new products or successfully improve existing products;
•
failure to retain our senior management or to attract, train and retain employees;
•
cybersecurity incidents or other technology disruptions;
•
failure to protect our intellectual proprietary technology adequately;
•
our ability to successfully remediate the material weakness in our internal control over financial reporting;
•
our status as an emerging growth company; and
•
as a foreign private issuer, we are not subject to U.S. proxy rules and our reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to some extent, are more lenient and less frequent than those of a U.S domestic public company.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of more than $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Supply chain update

For the three and six months ended June 30, 2022, approximately 27% and 30% of our products, respectively, were produced through the co-packing and complete outsourcing model, 39% and 41% through a hybrid model, respectively, and 34% and 29% through our own end-to-end manufacturing, respectively. Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities delivers control over our footprint that is important to meet our standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics.

•
We produced 124 million liters of finished goods in the second quarter of 2022 compared to 121 million liters in the first quarter of 2022 and 106 million liters in the second quarter of 2021, respectively.
•
We continued the ramping up of our Ogden facility throughout the six months ended June 30, 2022 with both oat base and in-house filling of chilled and ambient products.
•
We began start-up related activities at our new facility in Singapore (hybrid) in July 2021 and at our new facility in Ma’anshan, China (end-to-end manufacturing) during the fourth quarter of 2021. Both sites continued to ramp up the production output during the second quarter of 2022 as COVID-19 restrictions began to ease. We expect Singapore to progress towards steady-state utilization in the second half of 2022 and Ma’anshan to continue ramp up through 2022.

In the six months ended June 30, 2022, we invested $111.3 million in property, plant and equipment to expand our production capacity. The majority of our capital expenditures for the six months ended June 30, 2022 reflect our global, strategic production capacity investments, primarily in our facilities in Peterborough, the United Kingdom and Fort Worth, Texas, as well as capacity expansion in Millville, New Jersey, and continued investments in Ma'anshan, China. We have adjusted the timing of our investments to prioritize the investments in Americas and Asia where the need for additional capacity is most pressing.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continued to impact our business operations and customer and consumer demand during the three months ended June 30, 2022. In response to the pandemic, governments and other authorities implemented significant measures in an effort to contain the spread of the virus. While some of these restrictions eased in certain regions and markets during 2021 as vaccinations rates improved, new mutations of the COVID-19 virus have resulted in governments occasionally reimposing restrictions in markets in which we operate our business. In Asia and, in particular, as a result of China’s zero COVID-19 policy, more stringent measures such as regional lockdowns and travel restrictions were implemented during the second half of 2021 and have continued, and in some regions accelerated, during the three months ended March 31, 2022, due to the Delta and Omicron variants of the virus. During the second quarter of 2022, we experienced continued strict measures in China with some easing towards the end of the quarter.

Our priority during the COVID-19 pandemic has been to protect the well-being and safety of our employees. We have implemented and continue to practice a series of physical distancing and safety practices at our production facilities, where assessed as needed, which may result in increases in long-term operation costs. The ramp-up of new facilities continued to be impacted by disruption of global supply chain flows and travel restrictions during the first half of 2022, primarily impacting Asia, and to a lesser extent, Ogden, Utah, and Millville, New Jersey, expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of COVID-19 variants. Furthermore, suppliers are experiencing longer lead times for equipment and spare parts.

The COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2021 and the first half of 2022, and it is expected that this trend will continue throughout the second half of 2022. For example, the demand in the foodservice channel has been impacted during the first half of 2022 in China and may continue to be affected by the ongoing impact of COVID-19, including the resurgence of COVID-19 and related measures being implemented to reduce the spread of the virus; the potential for our foodservice customers to close certain store locations due to imposed lockdowns or other restrictions; our supply chain and operations, including our capacity expansion projects, could continue to be impacted by distribution and other logistical issues including imposed travel restrictions; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure throughout the supply chain impacting our operations, cash flows and capacity expansion projects; and potential closure of our facilities or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

Our global team continues to focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID-19 restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. We are also closely monitoring the current war in Ukraine given the uncertainty this creates in Europe and more broadly. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This could indirectly impact the supply and pricing of certain ingredients for our products. We also anticipate impact on logistic chains due to the ongoing war and, for example, we have removed rail transport to Asia (through Russia) as an option.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, the Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest revenue-producing region to date, followed by the Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the six months ended June 30, 2022, on a consolidated level, oatmilk accounted for over 90% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

To date, we have experienced high demand and historically our revenue growth has been constrained by limitations in our production capacity. As noted above we are significantly increasing our capacity to support our continued expansion and revenue growth across our three geographic regions.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases. Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e- commerce channels.
•
Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to- consumer Oatly.com e-commerce platform to market our products and increase our reach.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Expand global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled and continue to scale our production significantly, with a priority on growth and meeting demand over gross profit and margin optimization. As we continue to expand production by moving production capacity closer to our customers and consumers, shifting towards hybrid and end-to-end production solutions, we expect to gradually improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating income and (expenses), net, consists primarily of net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended June 30,				Six months ended June 30,
	2022		2021		2022		2021
	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	177,958	100.0%	146,151	100.0%	344,144	100.0%	286,203	100.0%
Cost of goods sold	(149,814)	(84.2)%	(107,544)	(73.6)%	(300,152)	(87.2)%	(205,662)	(71.9)%
Gross profit	28,144	15.8%	38,607	26.4%	43,992	12.8%	80,541	28.1%
Research and development expenses	(5,718)	(3.2)%	(3,952)	(2.7)%	(9,982)	(2.9)%	(7,044)	(2.5)%
Selling, general and administrative expenses	(97,060)	(54.5)%	(83,132)	(56.9)%	(201,133)	(58.4)%	(149,939)	(52.4)%
Other operating income and (expenses), net	205	0.1%	373	0.3%	537	0.2%	(177)	(0.1)%
Operating loss	(74,429)	(41.8)%	(48,104)	(32.9)%	(166,586)	(48.4)%	(76,619)	(26.8)%
Finance income and expenses, net	(593)	(0.3)%	(10,696)	(7.3)%	2,984	0.9%	(12,616)	(4.4)%
Loss before tax	(75,022)	(42.2)%	(58,800)	(40.2)%	(163,602)	(47.5)%	(89,235)	(31.2)%
Income tax benefit/(expense)	3,032	1.7%	(264)	(0.2)%	4,153	1.2%	(2,212)	(0.8)%
Loss for the period attributable to shareholders of the parent	(71,990)	(40.5)%	(59,064)	(40.4)%	(159,449)	(46.3)%	(91,447)	(32.0)%

For the three and six months ended June 30, 2022

Revenue

Revenue increased $31.8 million, or 21.8%, to $178.0 million for the three months ended June 30, 2022, net of sales discounts, rebates and trade promotions from $146.2 million for the three months ended June 30, 2021, which was primarily a result of the additional supply coming from our existing and new facilities, driven by the growing demand we have for our products. Excluding a foreign currency exchange headwind of $11.7 million, revenue for the second quarter would have been $189.6 million, or an increase of 29.7%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The sold finished goods volume for the three months ended June 30, 2022 amounted to 121 million liters compared to 95 million liters for the same period last year, an increase of 27.4%. The produced finished goods volume for the three months ended June 30, 2022 amounted to 124 million liters compared to 106 million liters for the same period last year, an increase of 17.0%.

The Company continued to experience broad-based growth across retail and foodservice channels for the three months ended June 30, 2022. The foodservice channel contribution continued to increase in the three months ended June 30, 2022 compared to the prior year period, and we also experienced strong growth in e-commerce sales in China. In the three months ended June 30, 2022 and 2021, the foodservice channel accounted for 35.0% and 33.2% of the Company’s revenue, respectively, and the retail channel accounted for 56.8% and 61.5% of the

Company’s revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 8.2% and 5.3% of the Company’s revenue, respectively.

EMEA, the Americas and Asia accounted for 46.3%, 29.1% and 24.6% of our total revenue in the three months ended June 30, 2022, respectively, as compared to 53.7%, 28.3% and 18.0% of our total revenue in the three months ended June 30, 2021, respectively. In constant currency, EMEA, the Americas and Asia accounted for 49.1%, 27.3%, and 23.6% of our total revenue in the three months ended June 30, 2022, respectively.

Revenue increased by $57.9 million, or 20.2%, to $344.1 million for the six months ended June 30, 2022, net of sales discounts, rebates and trade promotions from $286.2 million for the six months ended June 30, 2021, which was primarily a result of the additional supply coming from our existing and new facilities to meet the growing demand we have for our products. Excluding a foreign currency exchange headwind of $16.8 million, revenue for the six months ended June 30, 2022 would have been $360.9 million, or an increase of 26.1%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The sold finished goods volume for the six months ended June 30, 2022 amounted to 239 million liters compared to 187 million liters for the same period last year, an increase of 27.8%. The produced finished goods volume for the six months ended June 30, 2022 amounted to 245 million liters compared to 196 million liters for the same period last year, an increase of 25.0%.

The Company continued to experience broad-based growth across retail and foodservice sales channels for the six months ended June 30, 2022. The foodservice channel contribution continued to increase in the six months ended June 30, 2022 compared to the prior year period, and we also experienced strong growth in e-commerce sales in China despite COVID-19 restrictions. In the six months ended June 30, 2022 and 2021, the foodservice channel accounted for 34.4% and 31.7% of our revenue, respectively and the retail channel accounted for 59.8% and 63.6% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 50.3%, 28.7% and 21.0% of our total revenue in the six months ended June 30, 2022, respectively, as compared to 56.0%, 26.2% and 17.9% of our total revenue in the six months ended June 30, 2021, respectively. In constant currency, EMEA, the Americas and Asia accounted for 52.4%, 27.4%, and 20.2% of our total revenue in the six months ended June 30, 2022, respectively.

This revenue growth was negatively impacted by several factors during the first half of 2022, including lower than planned production output as noted under "Impact of the COVID-19 Pandemic" above, as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the spread of COVID-19 variants. The ramp-up of new facilities continued to be impacted by disruption of global supply chain flows and travel restrictions during the first half of 2022, specifically impacting Asia, Ogden, and Millville expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the spread of COVID-19 variants. Furthermore, suppliers are experiencing longer lead times for equipment and, during the first quarter of 2022, the situation with truckers in Canada and difficult weather conditions in North America impacted the timing of rail transportation of oat supply to our U.S. manufacturing locations.

In order to support the growth of the business, our employee headcount has increased significantly compared to prior year, growing from 1,478 employees as of June 30, 2021 to 1,912 employees as of June 30, 2022. The number of consultants also increased from 326 consultants as of June 30, 2021 to 375 consultants as of June 30, 2022.

Cost of goods sold

Cost of goods sold increased by $42.3 million, or 39.3%, to $149.8 million for the three months ended June 30, 2022, from $107.5 million for the three months ended June 30, 2021, which was primarily a result of higher revenue across our three segments, but also impacted by broad based inflation and higher cost of manufacturing during the ramp up phase of our new facilities, offset by positive impact from foreign exchange rates.

Cost of goods sold increased by $94.5 million, or 45.9%, to $300.2 million for the six months ended June 30, 2022, from $205.7 million for the six months ended June 30, 2021, which was primarily a result of higher revenue across our three segments, but also impacted by broad based inflation and higher cost of manufacturing during the ramp up phase of our new facilities, offset by positive impact from foreign exchange rates.

In the second half of 2022, we continue to expect inflationary pressure to impact our cost of goods sold more broadly, as oat prices and other commodity prices as well as packaging materials increase because of a number of different factors such as the 2021 poor harvest in Canada, supply chain disruptions more broadly and the geopolitical events impacting Russia and Ukraine. We also expect elevated inflationary levels impacting, in particular, costs related to labor, energy and co-packing.

Gross profit and margin

Gross profit decreased by $10.5 million, or 27.1%, to $28.1 million for the three months ended June 30, 2022, from $38.6 million for the three months ended June 30, 2021. Gross profit margin decreased by 10.6 percentage points, to 15.8% for the three months ended June 30, 2022, from 26.4% for the three months ended June 30, 2021, which was primarily due to:

•
Positive gross margin impact from higher share of self-manufacturing of an estimated 2.8 percentage points and EMEA pricing actions of approximately 1.2 percentage points, offset by
•
Short-term underutilization of new facilities driven by continued COVID-19 restrictions in China and more broadly COVID-19 supply chain related impacts totaling an estimated 6.7 percentage points
•
Higher raw materials, increased co-packing, labor and electricity expenses, primarily due to inflationary pressure of approximately 5.1 percentage points
•
Higher cost related to the expansion of our logistic network supporting our growth of approximately 2.0 percentage points
•
Other items, net, of approximately 0.8 percentage points.

Gross profit decreased by $36.5 million, or 45.4%, to $44.0 million for the six months ended June 30, 2022, from $80.5 million for the six months ended June 30, 2021. Gross profit margin decreased by 15.3 percentage points, to 12.8% for the six months ended June 30, 2022, from 28.1% for the six months ended June 30, 2021. As noted in our first quarter report and above related to our second quarter, the decrease was attributable to short-term underutilization of our new production facilities, higher inflation impacting cost of production offset by higher share of self-manufacturing and EMEA pricing actions.

Research and development expenses

Research and development expenses increased by $1.7 million, or 44.7%, to $5.7 million for the three months ended June 30, 2022, from $4.0 million for the three months ended June 30, 2021 and as a share of revenues 3.2% and 2.7%, respectively. This increase was primarily due to an increase of $1.8 million in employee related expenses, which includes $0.5 million in costs for the 2021 Plan, due to higher headcount driven by our investments in our innovation capabilities.

Research and development expenses increased by $2.9 million, or 41.7%, to $10.0 million for the six months ended June 30, 2022, from $7.0 million for the six months ended June 30, 2021, and as a share of revenues 2.9% and 2.5%, respectively. This increase was primarily due to an increase of $2.4 million in employee related expenses, which includes $0.9 million in costs for the 2021 Plan, due to higher headcount driven by our investments in our innovation capabilities.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by $14.0 million, or 16.8%, to $97.1 million for the three months ended June 30, 2022 from $83.1 million for the three months ended June 30, 2021 and as a share of revenues 54.5% and 56.9%, respectively. This increase was primarily due to an increase of $5.1 million in employee related expenses, which include $4.1 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and comply with our public company obligations. The Company also incurred $6.2 million in increased costs relating to branding and marketing expenses, offset by $4.2 million from the depositary relating to the administration of the ADR program, $1.9 million in lower costs relating to external consultants, contractors, other professional fees, and favorable impact from foreign exchange rates of $7.8 million. The $1.9 million in decreased costs relating to external consultants, contractors and other professional fees was primarily a result of the one-off consultancy expenses incurred in relation to our initial public offering during the second quarter of 2021. Excluding the one-off impact from the initial public offering related costs, there was an increase of $5.2 million in costs relating external consultants, contractors and other professional fees for the second quarter of 2022. Customer distribution costs increased with $5.0 million mainly as a consequence of higher revenue, but also increased as percentage of revenue from 7.3% to 8.8%, due to a number of factors including higher freight rates and mix of sales.

Selling, general and administrative expenses increased by $51.2 million, or 34.1%, to $201.1 million for the six months ended June 30, 2022 from $149.9 million for the six months ended June 30, 2021 and as a share of revenues 58.4% and 52.4%, respectively. This increase was primarily due to an increase of $25.7 million in employee related expenses, which include $13.2 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and comply with our public company obligations. There also was $1.6 million in increased costs relating to external consultants, contractors, and other professional fees, net of $9.3 million in one-off costs incurred during the first half of 2021 related to our initial public offering. The Company also incurred $5.8 million in increased costs relating to branding and marketing expenses. Customer distribution costs increased with $10.6 million mainly as a consequence of higher revenue, but also increased as a percentage of revenue from 7.0% to 8.9%, due to a number of factors including higher freight rates and mix of sales. This was offset by $4.2 million from the depositary relating to the administration of the ADR program and favorable impact from foreign exchange rates of $12.4 million.

Other operating income and (expenses), net

Other operating income and (expenses), net, primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net, for the three months ended June 30, 2022 and 2021, amounted to income of $0.2 million and income of $0.4 million, respectively. Other operating income and (expenses), net, for the six months ended June 30, 2022, amounted to income of $0.5 million and an expense of $0.2 million, respectively.

Finance income and (expenses), net

Finance income and (expenses), net, decreased by $10.1 million to an expense of $0.6 million for the three months ended June 30, 2022, from an expense of $10.7 million for the three months ended June 30, 2021. The decrease in finance income and (expenses), net, was primarily due to an increase in net foreign exchange gains of $10.3 million, which are mainly related to the revaluation of external and intercompany financing arrangements. The decrease in net finance income and (expenses), net, was also attributable to a decrease of $2.8 million in interest expenses relating to shareholder loans which were completely settled during 2021, as well as a decrease of $2.8 million in interest expenses relating to lower external debt. The decrease in finance income and (expenses), net, is partially offset by an increase of $2.3 million in fair value changes of currency derivatives and a decrease of $2.2 million in capitalized borrowing costs. There was also an increase of $1.1 million in lease interest expenses mainly relating to our new leasing arrangements for production facilities.

Finance income and (expenses), net, decreased by $15.6 million to income of $3.0 million for the six months ended June 30, 2022, from an expense of $12.6 million for the six months ended June 30, 2021. The decrease in finance income and (expenses), net, was primarily due to an increase in net foreign exchange gains of $13.9 million. The foreign exchange gains and losses are mainly related to the revaluation of external and intercompany financing arrangements. The decrease in finance income and (expenses), net, was also attributable to a decrease of $5.3 million in interest expenses relating to shareholder loans which were completely settled during 2021, as well as a decrease of $3.6 million in interest expenses relating to lower external debt. The decrease in finance income and (expenses), net, is partially offset by an increase of $1.9 million in fair value changes of short-term investments and a decrease of $3.9 million in capitalized borrowing costs. There was also an increase of $2.4 million in lease interest expenses mainly relating to our new leasing arrangements for production facilities.

Income tax benefit/(expense)

Income tax expense decreased by $3.3 million, or 1,248.5%, to a benefit of $3.0 million for the three months ended June 30, 2022 from an expense of $0.3 million for the three months ended June 30, 2021. The effective tax rates for the three months ended June 30, 2022 and 2021 were (4.0%) and 0.4%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Income tax expense decreased by $6.4 million, or 290.9%, to a benefit of $4.2 million for the six months ended June 30, 2022 from an expense of $2.2 million for the six months ended June 30, 2021. The effective tax rates for the six months ended June 30, 2022 and 2021 were (2.5%) and 2.5%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth and impacted by COVID consumption dynamics. As our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We are using this combination of financing in addition to proceeds from our initial public offering to fund our continued expansion. We expect our net capital expenditures for 2022 to be in the range of $220 million to $240 million, related primarily to investments in our facilities in Peterborough, the United Kingdom, and Fort Worth, Texas, as well as capacity expansion in Millville, New Jersey, and continued investments in Ma'anshan, China. Considering the uncertain macro environment, we have adjusted the timing of our investments to prioritize the projects in the regions where the need for additional capacity is most pressing. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents, short term investments and our credit facilities. As of June 30, 2022, we had cash and cash equivalents of $182.2 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the cash and cash equivalents, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds in USD and SEK with a market value equivalent of $92.9 million. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity.

In addition to the above, we had access to $348.6 million in undrawn bank facilities as of June 30, 2022.

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. As of June 30, 2022 and December 31, 2021, we had €3.8 million and €4.7 million, respectively, outstanding on the EIF Facility.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $351.4 million) with an accordion of another SEK 850 million (equivalent of $83.0 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement replaced the SLL Agreement at the closing of our IPO. The initial term of the SRCF Agreement is three years from the settlement date of our IPO, with an option to extend twice, for one additional year each at the lenders’ discretion. On June 23, 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed on June 16, 2022.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2022	2021
	(in thousands $)
Net cash flows used in operating activities	(127,276)	(72,525)
Net cash flows from/(used in) investing activities	34,447	(464,594)
Net cash flows from/(used in) financing activities	(6,878)	960,865

Net cash used in operating activities

Net cash used in operating activities increased by $54.8 million, or 75.5% to $127.3 million for the six months ended June 30, 2022 from $72.5 million for the six months ended June 30, 2021, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash from/(used in) investing activities

Net cash from/(used in) investing activities decreased by $499.0 million, or 107.4%, to an inflow of $34.4 million for the six months ended June 30, 2022 from an outflow of $464.6 million for the six months ended June 30, 2021. The inflow was primarily driven by proceeds from short-term investments of $148.3 million, offset by investments in our production capacity to meet the growing demand for our products of $111.3 million. The prior year period included an investment in short-term investments amounting to $329.4 million.

Net cash from/(used in) financing activities

Net cash from/(used in) financing activities decreased by $967.8 million, or 100.7%, to an outflow of $6.9 million for the six months ended June 30, 2022 from an inflow of $960.9 million for the six months ended June 30, 2021, which was primarily driven by the net proceeds of $1,037.3 million from our initial public offering.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 24 to our interim condensed consolidated financial statements, which are included elsewhere in this report.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period attributable to shareholders of the parent	(71,990)	(59,064)	(159,449)	(91,447)
Income tax (benefit)/expense	(3,032)	264	(4,153)	2,212
Finance income and expenses, net	593	10,696	(2,984)	12,616
Depreciation and amortization expense	11,877	4,642	22,608	8,464
EBITDA	(62,552)	(43,462)	(143,978)	(68,155)
Share-based compensation expense	9,185	4,466	19,222	4,466
IPO preparation and transaction costs	—	7,065	—	9,288
Adjusted EBITDA	(53,367)	(31,931)	(124,756)	(54,401)

This report also includes reference to constant currency revenue, another non-IFRS financial measure. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the periods presented.

	Three months ended June 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	82,485	78,526	82,485	10,647	93,132	5.0%	18.6%
Americas	51,775	41,346	51,775	-	51,775	25.2%	25.2%
Asia	43,698	26,279	43,698	1,013	44,711	66.3%	70.1%
Total revenue	177,958	146,151	177,958	11,660	189,618	21.8%	29.7%

	Six months ended June 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	172,968	160,173	172,968	16,234	189,202	8.0%	18.1%
Americas	98,792	74,874	98,792	-	98,792	31.9%	31.9%
Asia	72,384	51,156	72,384	559	72,943	41.5%	42.6%
Total revenue	344,144	286,203	344,144	16,793	360,937	20.2%	26.1%

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and the Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before income tax	—	—	—	—	—	(75,022)

Three months ended June 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(7,065)	—	(7,065)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)
Finance income and (expenses), net	—	—	—	—	—	(10,696)
Depreciation and amortization	—	—	—	—	—	(4,642)
Loss before income tax	—	—	—	—	—	(58,800)

Six months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before income tax	—	—	—	—	—	(163,602)

Six months ended June 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)
Finance income and (expenses), net	—	—	—	—	—	(12,616)
Depreciation and amortization	—	—	—	—	—	(8,464)
Loss before income tax	—	—	—	—	—	(89,235)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from EMEA to Asia.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our 2021 Annual Report and the notes to the audited financial statements in our 2021 Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our 2021 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 to our interim condensed consolidated financial statements appearing elsewhere in this report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see Note 3 to our audited consolidated financial statements for the year ended December 31, 2021 included in our 2021 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 24 we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

You should carefully consider the risks described in Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, the other information in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and the related notes, as well as our other public filings with the SEC, before deciding to invest in our ordinary shares. Except as presented below, there have been no material changes to our risk factors since those reported in Annual Report on Form 20-F.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. As a result of inflationary pressures, we have experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: August 2, 2022	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer